DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 1600 EL CAMINO REAL MENLO PARK, CA 94025	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN MARQUÉS DE LA ENSENADA, 2 28004 MADRID

99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

June 9, 2005

Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (the “Company”)
Schedule TO-I
Filed May 20, 2005

Dear Ms. Adams:

     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 2, 2005 (the “Comment Letter”). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 1 (the “Amendment”) to the above-referenced Schedule TO-I (the “Schedule TO”).

     Set forth below are the Staff’s comments numbered 1 through 8 and responses to the comments. Unless otherwise defined herein, terms are used herein as defined in the Schedule TO.

Offer to Exchange

Cover Page

1.    We note that the company is granting replacement options promptly upon the expiration of the offer. Are there material federal tax or accounting consequences to the company for exchanging the option?

     The Company has advised us that it does not believe that there are any material federal tax or accounting consequences to the Company for exchanging the options.

Information, page 4

2.    Tell us why the company requires tendering option holders to agree that such a broad range of personal information, including but not limited to the information outlined on pages 4-5, may be shared with the persons disclosed on page 5 in connection with this offer. It is unclear why this broad waiver is necessary for the offer.

Abby Adams	June 9, 2005

     The Company has advised us that the agreement by option holders regarding personal information was included in the Offer to Exchange because employees of the Company and its subsidiaries employed in European Union countries have been permitted to participate in the offer. The European Union’s Data Protection Directive sets stringent restrictions on how personal information can be collected and stored. Entities that collect information on individuals must give such individuals notice explaining who is collecting the data, who will ultimately have access to it, and why the data is being collected. Such entities typically require employees to consent to the collection and use of such information and also inform them that they have the right to access and correct data about themselves. The breadth of the agreement is intended to foster the Company’s ability, without regard as to specific jurisdiction, to administer the exchange program, including enabling the Company to work with its subsidiaries and its third-party advisors to respond to questions that employees may have, process individual option exchanges, verify identifying employee data and so forth.

Exchange Program Design, page 1

3.    On page 4 you identify the eligible countries in which option holders must reside to participate in this offer. Are there option holders who may not participate in the offer because they do not reside in one of these countries?

     The Company has advised us that it believes that, at the commencement of the offer, all of the otherwise eligible option holders resided in one of the eligible countries. The Company is not aware of any option holders who may not participate in the offer due to a failure to reside in one of the eligible countries.

Withdrawal Rights, page 15

4.    Rule 13e-4(f)(2)(ii) provides tendering security holders with withdrawal rights any time after 40 business from commencement of the offer. On this page, you state that options may be withdrawn after August 31, 2005, which is more than 70 business days after May 20, 2005, the day the offer commenced. Please revise this section accordingly.

     The Schedule TO has been amended to reflect the Staff’s comment.

Source and Amount of Consideration; Terms of New Options, page 16

5.    On page 19 you state, “The statements in this offer concerning the plans and the new options are merely summaries and do not purport to be complete.” Option holders are entitled to rely on your disclosure. Please delete this disclaimer and the disclaimer in the paragraph that follows it on page 19.

     The Schedule TO has been amended to reflect the Staff’s comment.

Information Concerning MMC, page 19

Abby Adams	June 9, 2005

6.    We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. It is unclear whether you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

     The Schedule TO has been amended to reflect the Staff’s comment. In addition, the Company has advised us that, because the target audience for the summary financial information has already received the documents from which the summary was derived, the Company intends to disseminate this information by filing the Amendment with the Commission via EDGAR and attaching such information thereto as Schedule C.

Material U.S. Federal Income Tax Consequences, page 22

7.    We note that the offer is open to option holders residing in numerous foreign countries. What consideration has the company given to summarizing the tax consequences of the exchange offer for options holders residing in other countries.

     The Company has advised us that it is providing a summary of the relevant tax consequences to each of the option holders residing in the eligible countries, on the applicable webpage for each eligible country. The Schedule TO has been amended to reflect this material as Exhibit (a)(1)(xix)—Foreign Tax Consequences.

Schedule A–Conditions of the Offer

8.    A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note that subparagraph (e) conditions the offer on any change in your “prospects or stock ownership” that may have a material adverse effect on the company. Please revise the condition to clarify the changes in your “prospects” and “stock ownership.” It appears that latter condition repeats the conditions in subparagraphs (d)(i)-(ii).

     The Schedule TO has been amended to reflect the Staff’s comment.

*             *             *

Abby Adams	June 9, 2005

     We appreciate your assistance in this matter. Please do not hesitate to call me at 212-450-4674 or Justin Powell at 212-450-4369, or Leon J. Lichter of the Company at 212-345-6846, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc w/o encl.:	Leon J. Lichter
Tiffany Yonker
Marsh & McLennan Companies, Inc.

Kyoko Takahashi Lin
Justin Powell
Davis Polk & Wardwell